Exhibit 99.1

MINISO Group Announces Adoption of Dividend Policy

GUANGZHOU, China, July 27, 2023 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) ("MINISO", "MINISO Group" or the "Company"), a global value retailer offering a variety of design-led lifestyle products, today announced that the board of directors of the Company (the “Board”) has approved and adopted a dividend policy of the Company (the “Dividend Policy”) on July 27, 2023, which aims to provide foreseeable returns to the shareholders of the Company. The Dividend Policy will be effective from July 27, 2023.

Pursuant to the Dividend Policy, subject to compliance with applicable laws and regulations and the memorandum and articles of association of the Company, in principle, it is targeting an annual dividend no less than 50% of its annual adjusted net profit1, a non-IFRS measure, which is defined as profit for the period excluding equity-settled share-based payment expenses, subject to certain factors set out below.

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “After 10 years of solid execution, with a focus on organic growth and expanding profitability and cash flows, we are pleased to add another dimension to our capital allocation strategy, the Board’s decision to initiate a dividend policy represents a milestone moment for MINISO that bolsters our commitment to simultaneously invest in long-term growth and return value to our shareholders.”

On August 19, 2021, the Board declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per Share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was approximately RMB304.7 million, which was funded by surplus cash on the Company’s balance sheet. On August 17, 2022, the Board declared a cash dividend in the amount of US$0.172 per ADS, or US$0.043 per Share, payable as of the close of business on September 9, 2022 to shareholders of record as of the close of business on August 31, 2022. The aggregate amount of cash dividends paid was approximately RMB360.8 million, which was funded by surplus cash on the Company’s balance sheet.

Under the laws of the Cayman Islands and subject to the applicable provisions of the laws of the People’s Republic of China, the Board has the discretion to declare and distribute any dividends. The Board will take into account the Company’s actual and expected operations and profitability conditions, capital requirements and surplus, overall financial position, contractual restrictions and other factors that the Board may deem relevant in evaluating the decision and the exact amount of dividends for distribution.

The Dividend Policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividends and/or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year.

1 See the sections titled "Non-IFRS Financial Measure" in this press release for more information.

About MINISO Group

MINISO Group is a global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO's wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand "MINISO" as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Non-IFRS Financial Measure

In evaluating the business, MINISO considers and uses adjusted net profit as supplemental measure to review and assess its operating performance. The presentation of the non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses.

MINISO presents the non-IFRS financial measure because it is used by the management to evaluate its operating performance and formulate business plans. The non-IFRS financial measure enables the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of the non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

The non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as analytical tools. One of the key limitations of using the non-IFRS financial measure is that it does not reflect all items of income and expense that affect MINISO's operations. Further, the non-IFRS financial measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as alternative to profit, as applicable, or any other measures of performance or as indicator of MINISO's operating performance. Investors are encouraged to review MINISO's historical non-IFRS financial measures in light of the most directly comparable IFRS measures. The non-IFRS financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO's data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 3622 8788 Ext.8039

Eric Yuan

Christensen Advisory

Email: miniso@christensencomms.com

Phone: +86 1380 111 0739